FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month Oct 2017 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)
Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

On October 30, 2017, the Registrant and Yuanchen Microelectronics
Announce Partnership for Backside Illumination (BSI) Manufacturing in
Changchun, China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 30, 2017	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz and Yuanchen Microelectronics Announce Partnership for Backside Illumination (BSI) Manufacturing in
Changchun, China

Partnership enables TowerJazz to offer state of the art BSI flow in mass production for CMOS image sensor high-end markets

MIGDAL HAEMEK, Israel and CHANGCHUN, China, October 30, 2017 ― TowerJazz, the global specialty foundry leader, announced today a partnership with Changchun Changguang Yuanchen Microelectronics Technology Inc. (YCM), a BSI process manufacturer for backside illumination (BSI) manufacturing in Changchun, China to provide the BSI process segment for CMOS image sensor (CIS) wafers manufactured by TowerJazz. This partnership will allow TowerJazz to serve its worldwide customers with advanced BSI technology in mass production, at competitive prices, starting in the middle of 2018.

The new BSI technology will be utilized for high-end photography, automotive, and AR/VR, among other growing CIS markets. This is the first time BSI will be offered by a foundry to the high-end photography market, including large formats requiring stitching.

BSI and stacked wafers are the state of the art CIS technology for higher pixel sensitivity, allowing a boost in the number of photons captured by the pixels for better picture quality in low light conditions, as well as providing higher dynamic range and higher frame rates (faster sensors).

TowerJazz and its leading customers view BSI technology as playing an important future role in the growing high-end CIS market, including DSLR high end photography, cinematography cameras, and automotive, among others. TowerJazz’s BSI offering is unique in the sense that it is focused on high-end large format, including stitched sensors. It also provides the roadmap for wafer stacking, including state-of-the-art pixel level wafer stacking.

“TowerJazz is recognized worldwide as the leader of CMOS image sensor manufacturing platforms for high-end applications,” said Dabing Li, YCM Chief Executive Officer. “The collaboration with TowerJazz will certainly allow us to bring unique and high value technology to the market quickly and in high volume, especially to the growing Chinese market where TowerJazz already plays a significant role.”

“I am thrilled with the capabilities we developed with YCM, supporting our continued leadership in many different high-end growing markets. In addition, the excellent collaboration with YCM enables us further penetration into this very fast growing high-end CMOS camera market in China,” said Dr. Avi Strum, Senior Vice President and General Manager, CMOS Image Sensor Business Unit.  “I have very high confidence in the technical capabilities of this partnership.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

About YCM
Changchun Changguang Yuanchen Microelectronics Technology Inc.（YCM）is a leading BSI focused foundry, mainly for the CMOS Image Sensor technology platform (BSI-CIS). YCM provides the BSI process segment for 200mm and 300mm CIS wafers. For more information, please contact yc@ycmec.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.
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TowerJazz Company Contact: Lauri Julian | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com